As filed with the Securities and Exchange Commission on November 7, 2000.
                                                     Registration No. 333-43176.
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                IVAX CORPORATION

             (Exact name of registrant as specified in its charter)

              Florida                                          16-1003559
              -------                                          ----------
  (State or other jurisdiction of                           (I.R.S. Employer
  incorporation or organization)                          Identification No.)

                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                              --------------------
                                 (305) 575-6000
                    (Address of principal executive offices,
                    including zip code and telephone number)

                              Carol Gillespie, Esq.
                                 General Counsel
                                IVAX Corporation
                             4400 Biscayne Boulevard
                                 Miami, FL 33137
                                 (305) 575-6000
                                 --------------
                 (Name, address and telephone number, including
                        area code, of agent for service)

                                 With a Copy to:
                             Alison W. Miller, Esq.
                         Stearns Weaver Miller Weissler
                           Alhadeff & Sitterson, P.A.
                       150 West Flagler Street, Suite 2200
                              Miami, Florida 33130
                                 (305) 789-3200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                 --------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                            --------------
                                                    Calculation of Registration Fee
==================================================================================================================================
                                                                        Proposed              Proposed
                                                                         maximum              maximum              Amount of
       Title of each class of securities         Amount to be        offering price          aggregate            registration
               to be registered                   registered          per security         offering price             fee
----------------------------------------------------------------------------------------------------------------------------------
  5.5% Convertible Senior Subordinated           $250,000,000             100%              $250,000,000           $66,000(1)
  Notes Due 2007
  ----------------------------------------------------------------------------------------------------------------------------------
  Common Stock, par value $.10 per share     6,729,500 shares(2)           N/A                  N/A                  N/A(3)
  (Conversion Shares)
  ----------------------------------------------------------------------------------------------------------------------------------
  Common Stock Purchase Rights(4)            6,729,500 rights(2)           N/A                  N/A                  N/A(5)
  ----------------------------------------------------------------------------------------------------------------------------------

(1) Previously paid with the initial filing of the Registration Statement on August 7, 2000.
(2) Represents the number of shares of common stock and associated common stock purchase rights as are initially issuable upon conversion of the 5.5% Convertible Senior Subordinated Notes due 2007 registered hereby and, pursuant to Rule 416 under the Securities Act of 1933, such indeterminate number of shares of common stock and associated common stock purchase rights as may be issued from time to time upon the conversion of the notes as a result of the antidilution provisions thereof.
(3) Pursuant to Rule 457(i) of the Securities Act of 1933, no registration fee is required with respect to the Common Stock.
(4) The Common Stock Purchase Rights are attached to and trade with and transfer with the Common Stock. The Common Stock Purchase Rights are only exercisable upon the occurrence of certain prescribed events, none of which has occurred.
(5) Pursuant to Rule 457(i) of the Securities Act of 1933, no registration fee is required with respect to the Common Stock Purchase Rights.

                                 --------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold by means of this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  SUBJECT TO COMPLETION DATED NOVEMBER 7, 2000


                                IVAX CORPORATION

        $250,000,000 5.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2007
                                       AND
                          6,729,500 SHARES COMMON STOCK
                      ISSUABLE UPON CONVERSION OF THE NOTES

                                 --------------

         This prospectus covers up to:

         o $250,000,000 total principal amount of our 5.5% convertible senior subordinated notes due 2007, and
         o 6,729,500 shares of our common stock that we may issue upon conversion of the notes together with their related common stock purchase rights,

which the selling security holders named in this prospectus may offer and sell from time to time. We will not receive any of the proceeds of the sales of the securities in this offering.

         We issued the notes on May 12, 2000 and May 23, 2000 in transactions exempt from the registration requirements of the Securities Act of 1933.


         o The notes are convertible into 26.918 shares of our common stock per $1,000 principal amount of notes, subject to adjustment in some circumstances.
         o We will pay cash interest of 5.5% per year on the notes on May 15 and November 15 of each year, beginning on November 15, 2000.
         o        The notes will mature on May 15, 2007.
         o The notes are subordinated to all of our existing and future senior indebtedness and are structurally subordinated to all of our subsidiaries' obligations, including trade payables. As of September 30, 2000, we had approximately $47.4 million of indebtedness and other obligations effectively ranking senior to the notes.
         o If we experience a change in control, we must offer to repurchase the notes at 100% of their principal amount, together with accrued and unpaid interest to the date of repurchase.
         o On or after May 29, 2003, we may at our option redeem the notes at the redemption prices stated in this prospectus, together with accrued and unpaid interest to the date of redemption.
         o The notes are not entitled to any mandatory redemption or sinking fund.

         The notes trade on the PORTAL Market. Our common stock is listed on the American Stock Exchange under the trading symbol "IVX." On November 3, 2000, the closing price of our common stock was $45.00.


See "Risk Factors" beginning on page 1 for a discussion of factors that you should consider before making an investment decision.

                             ----------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is______________, 2000.

                                TABLE OF CONTENTS

                                                                            PAGE

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS................................1

THE COMPANY....................................................................1

RISK FACTORS...................................................................1

ABOUT THIS PROSPECTUS.........................................................11

WHERE YOU CAN FIND MORE INFORMATION...........................................12

INCORPORATION BY REFERENCE....................................................12

USE OF PROCEEDS...............................................................13

RATIO OF EARNINGS TO FIXED CHARGES............................................13

SELLING SECURITY HOLDERS......................................................14

PLAN OF DISTRIBUTION..........................................................18

TRANSFER AGENT, REGISTRAR AND TRUSTEE.........................................19

DESCRIPTION OF NOTES..........................................................19

DESCRIPTION OF COMMON STOCK...................................................28

DESCRIPTION OF COMMON STOCK PURCHASE RIGHTS...................................29

MATERIAL PROVISIONS OF OUR ARTICLES OF INCORPORATION
         AND BYLAWS AND FLORIDA LAW...........................................30

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS......................31

LEGAL MATTERS.................................................................37

EXPERTS.......................................................................38

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements," or statements that are based on current expectations, estimates and projections rather than historical facts. We make these forward-looking statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond our control. Forward-looking statements typically include the words "believe," "expect," "anticipate," "intend," "estimate" or similar expressions. Many of these risks and uncertainties are included under the caption "Risk Factors."

         Our actual results could differ materially from those these forward-looking statements contemplate as a result of factors including but not limited to economic, competitive, governmental and technological factors affecting our operations, markets, products and prices, and other factors that we discuss elsewhere in this prospectus and the other documents we file with the Securities and Exchange Commission, or SEC.

         In light of these risks and uncertainties, the results and events the forward-looking information contained in this prospectus contemplates might not occur. We caution you not to place undue reliance on these forward-looking statements.

                                   THE COMPANY

         We are a multi-national company engaged in the research, development, manufacture and marketing of pharmaceutical products. We have subsidiaries located throughout the world, some of which are among the leading pharmaceutical companies in their markets. Our current business is well established, generating net revenues in 1999 of $656 million and net income of approximately $70 million. While we expect continued growth from our current products, we recognize that our long-term growth will depend on the discovery and development of new products that will satisfy currently unmet medical needs. In an effort to further our growth, we are focusing on expanding our portfolio of proprietary pharmaceutical products and brand name pharmaceutical products through our research and development efforts and through strategic acquisitions and collaborations. Although our strategy is to continue to expand our generic business, we currently anticipate that the sale of proprietary and brand name products will generate an increasing amount of our future revenues.

         We market several brand name pharmaceutical products and a wide variety of generic and over-the-counter pharmaceutical products, primarily in the United States and the United Kingdom. We also maintain operations in Argentina, China, the Czech Republic, France, Germany, Hong Kong, Hungary, India, Ireland, Italy, Kazakhstan, Latvia, Peru, Poland, Russia, the Slovak Republic, Ukraine, Uruguay, and Venezuela. We also market our products through distributors or joint ventures in other foreign markets.

                                  RISK FACTORS

         You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision.

Risks Relating to Our Company

Our research and development expenditures may not result in commercially successful products.

         We spent approximately $54.2 million during 1999 on our research and development efforts. We budgeted approximately $80 million in the year 2000 for research and development expenditures and may in the future increase the amounts we expend for research and development. These amounts represent a significant increase in the amounts we allocated to research and development in prior periods. As a result, our research and development expenditures may have an adverse impact on our earnings in the short term. Further, we cannot be sure that our research and development expenditures will, in the long term, result in the discovery or development of products which prove to be commercially successful.

Our potential acquisitions may reduce our earnings, be difficult for us to combine into our operations or require us to obtain additional financing.

         We search for and evaluate acquisitions which will provide new product and market opportunities, benefit from and maximize our existing assets and add critical mass. On June 20, 2000 we announced that we had acquired Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela, and on September 7, 2000 we announced that we had completed our acquisition of Wakefield Pharmaceuticals, Inc., a privately held company located in Alpharetta, Georgia. Wakefield Pharmaceuticals markets and sells respiratory products to allergists, ear, nose and throat doctors, lung doctors and primary care physicians. Additionally, on October 12, 2000 we announced that we had entered into an agreement to acquire Laboratorios Fustery, a Mexican pharmaceutical company which markets and distributes a broad range of medicines. Acquisitions commonly involve risks and may have a material effect on our results of operations. Any acquisitions we make may fail to accomplish our strategic objectives, may not be successfully combined with our operations and may not perform as expected. In addition, based on current acquisition prices in the pharmaceutical industry, our acquisitions could initially reduce our per share earnings and add significant intangible assets and related goodwill amortization charges. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us.

We depend on our development, manufacture and marketing of new products for our future success.

         Our future success is largely dependent upon our ability to develop, manufacture and market commercially successful new pharmaceutical products and generic versions of pharmaceutical products that are no longer subject to patents. Generally, the commercial marketing of pharmaceutical products depends upon:

         o        continually developing and testing products;

         o proving that new products are safe and effective in clinical trials;

         o proving that there is no significant difference in the rate and extent to which the active ingredient in the generic product becomes available at the site of drug action as compared to the brand name version; and

         o        receiving requisite regulatory approval for all new products.

         Delays in the development, manufacture and marketing of new products will impact our results of operations. Each of the steps in the development, manufacture and marketing of our products, as well as the process taken as a whole, involves significant periods of time and expense. We cannot be sure that:

         o any of our products presently under development, if and when fully developed and tested, will perform as we expect;

         o we will obtain necessary regulatory approvals in a timely manner, if at all; or

         o we can successfully and profitably produce and market any of our products.

We depend on our patents and proprietary rights and cannot be certain of their confidentiality and protection.

         Our success with our proprietary products depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have numerous patents covering our technologies. We have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. The United States Patent and Trademark Office does not publish patent applications or make information about pending applications available to the public until it issues the patent. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, we cannot be certain that we were the first to file patent applications on our discoveries. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

         We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part, by confidentiality agreements with licensees, suppliers, employees and consultants. We cannot assure you that these parties will not breach their agreements with us. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or that our competitors will not independently develop our trade secrets and proprietary technology or, if we do not receive patents for products arising from research, that we will be able to maintain the confidentiality of information relating to our products.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products.

         The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend against charges that we violated patents or proprietary rights of third parties. This is especially true for the sale of the generic version of products on which the patent covering the branded product is expiring, an area where infringement litigation is prevalent. Our defense against charges that we infringed third party patents or proprietary rights could require us to incur substantial expense and to divert significant effort of our technical and management personnel. If we infringe on the rights of others, we could lose our right to develop or make some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

         Although the parties to patent and intellectual property disputes in the pharmaceutical product area have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling a number of our products.

         When seeking approval of some of our products, we are also required to certify to regulatory authorities, such as the United States Food and Drug Administration, or FDA, that the product does not infringe upon third party rights. A patent holder may challenge our notice of non-infringement or invalidity by filing suit for patent infringement within 45 days of receiving our notice. If a patent holder makes this type of challenge, it would prevent regulatory approval in the United States until the suit is resolved or for at least 30 months. A challenge by a patent holder and the associated delay could result in additional expenses or could eventually prevent us from manufacturing and selling some of our products.

Marketing practices such as returns, allowances and charge-backs and marketing programs adopted by wholesalers may reduce sales revenues in subsequent periods.

         Based on industry practice, generic manufacturers, including us, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, the manufacturers give customers credits on the manufacturer's generic products which the customers hold in inventory after decreases in the market prices of the generic products. Like our competitors, we also give credits for charge-backs to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A charge-back is the difference between the price the wholesale customer pays and the price that the wholesale customer's end customer pays for a product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, inventory allowances and charge-backs will not exceed our estimates. In the second quarter of 1996, based upon price declines at a time of significant inventory levels, these credits were approximately $44 million higher than the average levels that we experienced in prior quarters. Following our announcement of the expected credits prior to the end of the second quarter, the market price of our common stock immediately fell approximately 36%, and a number of persons subsequently filed class action litigation against us based on the decline. That class action litigation was resolved in our favor when the court dismissed it on the merits.

The concentration of ownership among our principal shareholders may permit those shareholders to influence corporate matters and policies.

         Our executive officers and directors and two additional shareholders currently have or share voting control over approximately 21.3% of our issued and outstanding common stock. As a result, these persons may have the ability to significantly influence the election of the members of our board of directors and other corporate decisions.

A number of internal and external factors have caused and may continue to cause the market price of our stock to be volatile.

         The market prices for securities of companies engaged in pharmaceutical development, including us, have been volatile. Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including without limitation:

         o the announcement of technological innovations or new commercial products by us or our competitors;

         o        changes in governmental regulation;

         o        regulatory approvals that we or our competitors obtain;

         o developments relating to patents or proprietary rights by us or our competitors;

         o publicity regarding actual or potential medical results for products that we or our competitors have under development; and

         o        period-to-period changes in financial results.

Political and economic instability and foreign currency fluctuations may adversely affect the revenues our foreign operations generate.

         Currency exchange fluctuations and restrictions, political instability in some countries, and uncertainty as to the enforceability of, and government control over, commercial rights may affect our foreign operations.

         We sell products in many countries that are susceptible to significant foreign currency risk. We generally sell these products for United States dollars, which eliminates our direct currency risk but increases our credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase the United States dollars required to pay us. Acquisitions we are currently evaluating or pursuing may increase our foreign currency risk. On May 25, 2000 we announced that we had purchased an additional 8.5% of our Czech Republic subsidiary, Galena, A.S., bringing our ownership of Galena to 94.7%. Additionally, on June 20, 2000 we announced our acquisition of Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela, and, on October 12, 2000, we announced that we had entered into an agreement to acquire Laboratorios Fustery, a Mexican pharmaceutical company which markets and distributes a broad range of medicines. We may acquire additional operations in the future which may expose us to additional risk.

Future inability to obtain raw materials or products from contract manufacturers could seriously affect our operations.

         We currently obtain raw materials and other products from single domestic or foreign suppliers. Although to date we have not experienced difficulty in obtaining these raw materials and products, we cannot assure you that supply interruptions will not occur in the future or that we will not have to obtain substitute materials or products, which would require additional regulatory approvals. Further, we cannot assure you that our third party suppliers will continue to supply us. In addition, changes in our raw material suppliers could result in delays in production, higher raw material costs and loss of sales and customers because regulatory authorities must generally approve raw material sources for pharmaceutical products. Any significant interruption of supply could have a material adverse effect on our operations.

Increased indebtedness may impact our financial condition and results of operations.


         At September 30, 2000, we had approximately $297.6 million of consolidated indebtedness. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:


         o we will use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;

         o our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

         o the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

         General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance, and, as a result, may affect our ability to make principal and interest payments on our indebtedness. We anticipate that approximately $14.6 million of cash flow from operations will be required to discharge our annual obligations on our currently outstanding indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

         o        seek additional financing in the debt or equity markets;

         o refinance or restructure all or a portion of our indebtedness, including the notes;

         o        sell selected assets; or

         o        reduce or delay planned capital expenditures.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

We have enacted a shareholder rights plan and charter provisions that may have anti-takeover effects.

         We have in place a shareholders rights plan under which we issued common stock purchase rights. As a result of the plan, each share of our common stock carries with it one common stock purchase right. Each common stock purchase right entitles the registered holder to purchase from us one-half of a share of our common stock at a price of $15 per one-half of a share, subject to adjustment. The common stock purchase rights are intended to cause substantial dilution to a person or group who attempts to acquire us on terms that our Board of Directors has not approved. The existence of the common stock purchase rights could make it more difficult for a third party to acquire a majority of our common stock. Other provisions of our articles of incorporation and bylaws may also have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.

Risks Relating to Our Industry

Our revenues and profits from generic pharmaceuticals will decline as we or our competitors introduce additional generic equivalents of those products.

         Revenues and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As patents for brand name products and the related exclusivity periods established by regulation expire, the first generic manufacturer to apply for regulatory approval for a generic equivalent of a brand name product may be entitled to a 180-day period of marketing exclusivity under the Hatch-Waxman Act. During this exclusivity period, the FDA cannot approve any other generic equivalent. If we are not the first generic applicant, our generic product will be kept off the market for an additional 180 days after the brand name drug's patents expire. Whether due to the 180-day period of marketing exclusivity or other factors that delay the approval of other generic competitors, the first generic equivalent on the market is usually able to initially achieve relatively high revenues and gross profit. As other generic manufacturers receive regulatory approvals on competing products, prices and revenues typically decline. The timing of these declines is unpredictable and can result in a significantly curtailed period of profitability for a generic product. The level of revenues and gross profit attributable to generic products that we develop and manufacture is dependent, in part, on:

         o        our ability to develop and introduce new generic products;

         o        the timing of regulatory approval of generic products;

         o the number and timing of regulatory approvals of competing products;

         o strategies brand name companies adopt to maintain their market share; and

         o        our cost of manufacturing.


Generic products (but not including branded generic products) represented 59.0%, 50.9% and 33.6% of our revenues for the years ended December 31, 1999, 1998 and 1997, respectively, and 50.6% of our revenues for the nine months ended September 30, 2000.


Some large drug companies are selling their own generics and are finding new ways of extending their market exclusivity.

         In addition to competition from other generic drug manufacturers, we face competition from large drug companies as they increasingly sell their proprietary products into the generic market directly by establishing, acquiring or forming licensing or business arrangements with generic pharmaceutical companies. A large drug company may sell its proprietary products directly or through a third party to the generic market without any additional regulatory approvals and does not face any other significant barriers to entry into the generic market. In addition, many large drug companies are increasingly pursuing strategies to prevent or delay the introduction of generic competition. These strategies include, among others:

         o seeking to establish regulatory obstacles to demonstrating that there is no significant difference in the rate and extent to which the active ingredient in the generic product becomes available at the site of drug action as compared to the brand name counterpart;

         o instituting legal actions that automatically delay approval of generic products the approval of which requires certifications that the brand name drug's patents are invalid or would not be infringed by the generic;

         o obtaining approvals of patented drugs for a rare disease or condition and, as a result, obtaining seven years of exclusivity for that indication;

         o obtaining extensions of patent exclusivity by conducting trials of brand name drugs using children; and

         o persuading the FDA to withdraw the approvals of brand name drugs the patents for which are about to expire so that the brand name company can substitute a new patented product.

Additionally, in the United States, some companies have lobbied Congress for amendments to the Hatch-Waxman legislation which could give them additional advantages over generic competitors such as us. For example, although the life of a drug company's drug patent is extended for a period equal to the time that it takes the FDA to approve the drug, some companies have proposed eliminating the five-year maximum on the period of those patent extensions and extending the patent life by a full year for each year spent in clinical trials, rather than the one-half year that is currently allowed. If proposals like these become effective, our entry into the U.S. market and our ability to generate revenues associated with these products will be delayed.

Legislative proposals, reimbursement policies of third parties, cost containment measures and health care reform could affect the marketing, pricing and demand for our products.

         Various legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of our products. Further, reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and managed care organizations, or MCOs. Insurance companies, HMOs, MCOs, Medicaid and Medicare administrators and others are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which would result in lower prices and a reduced demand for our product:

         o        the trend toward managed health care in the United States;

         o        the growth of organizations such as HMOs and MCOs;

         o legislative proposals to reform health care and government insurance programs; and

         o price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

These cost containment measures and health care reform proposals could affect our ability to sell our products.

         The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies may not include some of our products. Even if reimbursement policies of third parties grant reimbursement status for a product, we cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for our products. The unavailability or inadequacy of third party reimbursement for our products would reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for our products.

New developments by others could make our products or technologies non-competitive or obsolete.

         The markets in which we compete and intend to compete are undergoing rapid and significant technological change, and we expect these rapid and significant technological changes to continue. Any technological advances in the pharmaceutical industry may intensify competition. We cannot be sure that developments by others will not render our products or technologies obsolete or uncompetitive.

Our industry is highly competitive which affects our product selection, pricing, gross profit and market share.

         The pharmaceutical industry is intensely competitive. Most or all of the products that we sell or license will face competition from different chemical or other agents intended to treat the same diseases. Our current and future products will also face competition from traditional forms of drug delivery and from advanced delivery systems others are developing. Our competitors vary depending upon geographic regions, product categories, and within each product category, upon dosage strengths and drug delivery systems. Some of our major competitors are:

         o        3M

         o        Astra Zeneca

         o        Barr Laboratories

         o        Boehringer Ingelheim

         o        Bristol-Myers Squibb

         o        Geneva Pharmaceuticals

         o        Glaxo Wellcome

         o        Eli Lilly

         o        Mylan Pharmaceuticals

         o        Novartis Pharmaceuticals

         o        Schering-Plough

         o        Teva Pharmaceuticals

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

         o        significantly greater financial resources;

         o        larger research and development and marketing staffs; or

         o larger production facilities or extensive experience in preclinical testing and human clinical trials.

Our industry is subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

         Governmental authorities in the United States and other countries subject our operations to extensive regulation, including the regulation of the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical products. We devote significant time, effort and expense addressing these extensive government regulations. Our failure to comply with these governmental regulations can result in fines, unanticipated compliance expenditures, interruptions of production and criminal prosecution. The process of obtaining regulatory approval is rigorous, time consuming and costly. We cannot be sure that we will obtain necessary approvals on a timely basis, if at all. Delays in receiving regulatory approvals would adversely affect our ability to market products commercially. The FDA and comparable foreign regulatory authorities may withdraw product approvals if we do not maintain compliance with regulatory standards or if we experience problems relating to our products after initial approval.

Consolidation of our customers or wholesaler programs could result in increased pricing pressures that may adversely affect our operating results.

         We make a significant amount of our United States generic pharmaceutical sales to a relatively small number of drug wholesalers and retail drug chains, which represent an essential part of the distribution chain of pharmaceutical products in the United States. These sales are primarily to:

         o        Amerisource Health Corporation

         o        Bergen Brunswig Corporation

         o        Cardinal Health, Inc.

         o        McKesson HBOC, Inc.

         o        Eckerd Corporation

Drug wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. As a result, our customers are gaining more purchasing power and increasing the pricing pressures facing our United States generic pharmaceutical business. Further consolidation among our customers may result in even greater pricing pressures and correspondingly reduce the gross margins of this business. It may also cause such customers to reduce their purchases of our products. Additionally, many wholesalers have adopted programs under which they offer customers price discounts if they purchase a bundled supply of one generic supplier's products. These programs reduce the number of manufacturers selected to supply products to the wholesaler and increase the wholesaler's ability to influence its customers' buying decisions. These programs generally require that the manufacturer charge lower prices on the products they sell and permit wholesalers to maintain lower inventory levels. Wholesalers may continue these types of programs or adopt other programs that restrict the market for our products or require us to charge lower prices in order to access the portion of the market that they control, adversely affecting our results.

Our industry is susceptible to product-related liability claims that could require us to pay substantial sums.

         Like all pharmaceutical companies, we face the risk of loss and associated adverse publicity from product liability lawsuits. We cannot assure you that we can avoid product liability claims. We cannot be sure that our product liability insurance will be adequate to cover claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. A successful product liability claim in excess of our coverage could require us to pay substantial sums.

Risks Related to the Notes

The notes are subordinated to our senior indebtedness and effectively subordinated to all liabilities of our subsidiaries.


         The notes are subordinated in right of payment to all of our existing and future senior indebtedness, and are structurally subordinated to all liabilities, including trade payables, of our subsidiaries. For purposes of the notes, senior indebtedness includes all of our indebtedness that is not, by its terms, equal or junior to the notes in priority of repayment. As of September 30, 2000, we had approximately, $47.4 million of consolidated indebtedness and other obligations ranking senior to the notes. The indenture governing the notes does not restrict our or our subsidiaries' incurrence of senior indebtedness or other debt. By reason of subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all senior indebtedness has been paid in full, and, therefore, sufficient assets may not remain to pay amounts due on any of the notes then outstanding.


         The ability of our subsidiaries to make cash distributions to us will determine our ability to meet our cash obligations in the future. Applicable law and contractual provisions, among other things, restrict and will continue to restrict the ability of our subsidiaries to make these distributions to us. The indenture governing the notes does not limit the ability of our subsidiaries to incur these restrictions and limitations in the future.

         Our right to participate in the assets of our subsidiaries (and thus the ability of holders of the notes to benefit indirectly from those assets) is generally subject to the prior claims of the subsidiary's creditors, including its trade creditors, except for any amounts for which we are recognized as a creditor of the subsidiary, in which case our claim would still be subject to any security interest of the subsidiary's other creditors. The notes, therefore, are structurally subordinated to creditors, including trade creditors, of our subsidiaries with respect to the assets of the subsidiaries against which the creditors have a claim.

The notes are not entitled to any mandatory redemption or sinking fund and we cannot assure purchasers of the notes that we will have the funds necessary to redeem the notes upon their maturity.

         The notes are not entitled to any mandatory redemption or sinking fund. We are not obligated to redeem the notes before their stated maturity. We are not accumulating money in any separate custodial account to redeem the notes, and therefore, cannot assure you that we will have funds available to repay the debt at maturity.

We may not have the ability to raise the funds necessary to finance the "change in control" offer required by the indenture.


         If we undergo a "change in control" (as defined in the indenture), each holder of the notes may require us to repurchase all or a portion of that holder's notes. We cannot assure you that we will have sufficient funds available for any required repurchases of these securities if we experience change in control. In addition, the terms of our outstanding debt may prohibit or limit our ability to repurchase the notes. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture governing the notes. As of September 30, 2000, neither we nor our subsidiaries had any indebtedness that would become due or be subject to mandatory redemption if a change in control were to occur other than the $250 million of debt represented by the notes.


Absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time.

         Although the notes trade through the PORTAL Market, there is not an established public trading market for the notes, and we cannot assure you that an active public trading market for the notes will develop or, if one develops, how liquid it will be. We have no present intention of listing the notes for trading on any national securities exchange or the Nasdaq stock market.

         If a public trading market for the notes does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, their notes. If a public trading market for the notes develops, the public trading market may cease at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, the price of our common stock into which the notes are convertible, prevailing interest rates, our operating results and financial condition and the market for similar securities. Depending on these and other factors, the notes may trade at a discount from their principal amount.

                              ABOUT THIS PROSPECTUS

         This prospectus is a part of the registration statement that we filed with the SEC. The selling security holders named in this prospectus may from time to time sell the securities described in this prospectus. You should read this prospectus together with additional information described under the next heading "Where You Can Find More Information."

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. In this prospectus, the "Company," "IVAX," "we," "us" and "our" refer to IVAX Corporation. Our principal executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137, and our telephone number is (305) 575-6000.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

         o Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549;

         o        Suite 1400, 500 West Madison Street, Chicago, Illinois
                  60661-2511; and

         o        Suite 1300, 7 World Trade Center, New York, New York 10048.

         You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. In addition, you can inspect the reports, proxy statements and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. In addition, information that we file with the SEC after the date of this prospectus will update and supersede the information contained in this prospectus and the incorporated filings. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC:


         o our Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 30, 2000 as amended by our Form 10-K/A filed on May 1, 2000 and as amended by our Form 10-K/A filed on November 7, 2000;


         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed on May 15, 2000;


         o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed on August 14, 2000;

         o our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed on November 7, 2000;


         o our Current Report on Form 8-K dated February 8, 2000 and filed on February 11, 2000;

         o the description of our common stock contained in our Registration Statement on Form 8-B filed on July 28, 1993;

         o the description of our common stock purchase rights contained in our Current Report on Form 8-K dated December 19, 1997 and filed on December 31, 1997; and


         o all other documents we subsequently file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, after the date of the filing of this Registration Statement and before its effectiveness and all such documents that we file after its effectiveness and before the termination of the offering, each of which will be deemed to be a part of this prospectus from the date of filing.

         To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), write to or call:

                                IVAX Corporation
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                         Attention: Corporate Secretary
                          Phone Number: (305) 575-6000

                                 USE OF PROCEEDS

         We will not receive any proceeds from this offering. The selling security holders will receive the proceeds from this offering.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The table below contains our consolidated ratio of earnings to fixed charges for the periods indicated:

                                                     Nine months ended              Year ended December 31,
                                                     September 30, 2000              1999      1998     1997     1996     1995
                                                     ------------------           -------------------------------------------
Ratio of earnings to fixed charges:                          9.88x              15.31x   5.85x   (9.65x)   (10.53x)  15.46x


         The dollar amount of the coverage deficiency for the year ended December 31, 1997 was $160.5 million and for the year ended December 31, 1996 was $189.4 million. We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For purposes of computing this ratio, "earnings" consist of net income (loss) before provision for income taxes and minority interests minus fixed charges. "Fixed charges" consist of the sum of interest expense on indebtedness and interest within rental expense.

                            SELLING SECURITY HOLDERS

         We originally issued the notes on May 12, 2000 and May 23, 2000 in transactions exempt from the registration requirements of the Securities Act of 1933, or the Securities Act. The following table provides information with respect to the selling security holders and the principal amounts of notes and number of shares of our common stock into which their notes are convertible that each selling security holder may offer under this prospectus. The information is based on information provided by or on behalf of the selling security holders. None of the selling security holders nor any of their affiliates, officers, directors or principal entity holders has held any position or office or has had any material relationship with us within the past three years. The term "selling security holder" includes, the holders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling holders may change from time to time and we will disclose any changed information in supplements to this prospectus if and when necessary. The selling security holders may offer all, some or none of the notes or common stock into which the notes are convertible by this prospectus. Because the selling security holders may offer all or some portion of the notes or the common stock, we can give no estimate as to the amount of the notes or the common stock that they each will hold upon their termination of their sales. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                                                              Principal Amount of   Amount of Common Stock Issuable
                                                                Notes Owned and     Upon Conversion of the Notes
                Selling Security Holders                     Offered Hereby (1)(2)  and Offered Hereby (1)(2)
                ------------------------                     ---------------------  -------------------------
1976 Distribution Trust FBO A.R. Lauder Zinterhofer        $            20,000                    538

1976 Distribution Trust FBO Jane A. Lauder                 $            19,000                    511

AEGIS                                                      $           500,000                 13,459

Alpine Associates                                          $         3,700,000                 99,596

Alpine Partners, L.P.                                      $           600,000                 16,150

Arpeggio Fund L.P.                                         $           946,810                 25,486

Associated Electric & Gas Insurance Services Limited       $           500,000                 13,459

Aventis Pension Master Trust                               $           220,000                  5,921

Bancroft Convertible Fund, Inc.                            $           500,000                 13,459

Boilermaker - Blacksmith Pension Trust                     $         1,400,000                 37,685

Boulder II Limited                                         $         6,300,000                169,583

BP Amoco Corporation Master Trust for Employee Pension     $         5,150,000                138,627
Plans

British Virgin Island Social Security Board                $            52,000                  1,399

BS Debt Income Fund - Class A                              $            15,000                    403

CALAMOS Convertible Fund - CALAMOS Investment Trust        $         1,900,000                 51,144

CALAMOS Convertible Growth and Income Fund - CALAMOS       $         1,200,000                 32,301
   Investment Trust

CALAMOS Convertible Portfolio - CALAMOS Advisors Trust     $            60,000                  1,615

California Public Employees' Retirement System             $         3,000,000                 80,754

                                                              Principal Amount of   Amount of Common Stock Issuable
                                                                Notes Owned and     Upon Conversion of the Notes
                Selling Security Holders                     Offered Hereby (1)(2)  and Offered Hereby (1)(2)
                ------------------------                     ---------------------  -------------------------
Champion International Corporation Master
  Retirement Trust                                         $           600,000                  16,150

Chrysler Corporation Master Retirement Trust               $         2,780,000                  74,832

City of Albany Pension Plan                                $           130,000                   3,499

City of Knoxville Pension System                           $           325,000                   8,748

City University of New York                                $            96,000                   2,584

Continental Assurance Company Separate Account (E)         $         4,300,000                 115,747

Cova Bond Debenture Fund                                   $         1,000,000                  26,918

DeAm Convertible Arbitrage Fund                            $         3,090,000                  83,176

Delta Air Lines Master Trust                               $         1,030,000                  27,725

Deutsch Bank Securities                                    $         2,800,000                  75,370

Deutsch Bank AG                                            $           237,000                   6,379

Elf Aquitaine                                              $           200,000                   5,383

Ellsworth Convertible Growth and Income Fund, Inc.         $           500,000                  13,459

Employee Benefit Convertible Securities Fund               $           240,000                   6,460

Fuji U.S. Income Open                                      $         1,500,000                  40,377

Fundamental Investors, Inc.                                $        15,000,000                 403,770

Grady Hospital Foundation                                  $           147,000                   3,956

Greek Catholic Union II                                    $            20,000                     538

Gryphon III Convertible                                    $         2,946,057                  79,301

Highbridge International LLC                               $        10,000,000                 269,180

Independence Blue Cross                                    $           142,000                   3,822

Investcorp SAM                                             $         3,668,993                  98,761

J.P. Morgan Securities, Inc.                               $         1,765,000                  47,510

Kentfield Trading, Ltd.                                    $         4,513,000                 121,480

Kettering Medical Center Funded Depreciation Account       $            85,000                   2,288

Knoxville Utilities Board Retirement System                $           200,000                   5,383

Lipper Convertibles, L.P.                                  $        14,500,000                 390,311

Lipper Convertibles Series II, L.P.                        $         1,500,000                  40,377

Lipper Offshore Convertibles, L.P.                         $         3,000,000                  80,754

Local Initiatives Support Corporation                      $            65,000                   1,749

Lord Abbett Bond Debenture Fund                            $        14,000,000                 376,852

Louisiana Workers' Compensation Corporation                $           175,000                   4,710

Merrill Lynch Insurance Group                              $           349,000                   9,394

                                                              Principal Amount of   Amount of Common Stock Issuable
                                                                Notes Owned and     Upon Conversion of the Notes
                Selling Security Holders                     Offered Hereby (1)(2)  and Offered Hereby (1)(2)
                ------------------------                     ---------------------  -------------------------
Motion Picture Industry Health Plan- Retiree Member Fund   $           160,000                  4,306

Motion Picture Industry Health Plan- Active Member Fund    $           325,000                  8,748

Museum of Fine Arts, Boston                                $            40,000                  1,076

Nations Convertible Securities Fund                        $         3,760,000                101,211

New Orleans Firefighters Pension/Relief Fund               $           155,000                  4,172

New York Life Insurance and Annuity Corporation            $         2,000,000                 53,836

New York Life Insurance Company                            $        13,200,000                353,317

Occidental Petroleum Corporation                           $           263,000                  7,079

OCM Convertible Limited Partnership                        $           125,000                  3,364

OCM Convertible Trust                                      $         1,175,000                 31,628

Ohio Bureau of Workers Compensation                        $           181,000                  4,872

Onex Industrial Partners Limited                           $         2,650,000                 71,332

Oxford, Lord Abbett & Co.                                  $         1,600,000                 43,068

Parker-Hannifin Corporation                                $            60,000                  1,815

Partner Reinsurance Company Ltd.                           $           545,000                 14,670

Pebble Capital, Inc.                                       $         2,250,000                 60,565

Port Authority of Allegheny County Retirement and          $         1,475,000                 39,704
  Disability Allowance Plan for the Employees Represented
  by Local 85 of The Amalgamated Transit Union

ProMutual                                                  $           130,000                  3,499

Putnam Convertible Income Growth Trust                     $         2,970,000                 79,946

Putnam Balanced Retirement Fund                            $            70,000                  1,884

Putnam Convertible Opportunities Income Trust              $            90,000                  2,422

Putnam Asset Allocation Funds - Balanced Portfolio         $           250,000                  6,729

Putnam Asset Allocation Funds - Conservative Portfolio     $           160,000                  4,306

Raytheon Master Pension Trust                              $           553,000                 14,885

Rhapsody Fund L.P.                                         $         1,922,607                 51,752

Robertson Stephens                                         $        10,000,000                269,180

Sage Capital, QIB                                          $         2,000,000                 53,836

SG Cowen Securities Corporation                            $         7,500,000                201,885

Shell Pension Trust                                        $           374,000                 10,067

Silvercreek Limited Partnership                            $         5,050,000                135,935

Spear, Leeds & Kellogg                                     $         1,000,000                 26,918

State Employees' Retirement Fund of the State of           $         1,405,000                 37,819
Delaware

State of Connecticut Combined Investment Funds             $         3,115,000                 83,849

State of Maryland Retirement Agency                        $         3,610,000                 97,173

The Dow Chemical Company Employee's Retirement Plan        $         2,780,000                 74,832

The Fondren Foundation                                     $            80,000                  2,153

The Grable Foundation                                      $           139,000                  3,741

The Income Fund of America, Inc.                           $        15,000,000                403,770

The Northwestern Mutual Life Insurance Company(3)          $         4,000,000                107,672

                                                              Principal Amount of   Amount of Common Stock Issuable
                                                                Notes Owned and     Upon Conversion of the Notes
                Selling Security Holders                     Offered Hereby (1)(2)  and Offered Hereby (1)(2)
                ------------------------                     ---------------------  -------------------------
UBS Warburg LLC                                            $        23,895,000                  643,205

Unifi, Inc. Profit Sharing Plan and Trust                  $           135,000                    3,633

United Food and Commercial Workers Local 1262 and          $           675,000                   18,169
Employers Pension Fund

University of Rochester                                    $            30,000                      807

Vanguard Convertible Securities Fund, Inc.                 $         3,340,000                   89,906

Van Kempen Equity Income Fund                              $        12,000,000                  323,016

Van Kempen Harbor Fund                                     $         8,020,000                  215,882

Van Waters & Rogers, Inc. Retirement Plan (f.k.a
  Univar Corporation)                                      $           400,000                   10,767

Wilmington Trust Co. as Owner and Trustee for the          $        41,350,000                1,113,059
  Forrestal Funding Master Trust

Zurich HFR Master Hedge Fund Index Ltd.                    $           110,000                    2,960

(1) Amounts indicated may exceed the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which selling holders provided to us the information. In addition, the conversion rate and, therefore, the number of shares of common stock that we will issue upon conversion of the notes, is subject to adjustment under some circumstances. As a result, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.
(2) We have assumed that the selling security holders will sell all of the securities listed. We cannot be sure that the selling security holders will sell all or any of the securities that they offer in this offering. The amount of securities listed in the table represents an estimate of the amount of securities each selling security holder will offer.
(3) Includes $250,000 principal amount of notes and the associated conversion shares over which investment and voting power is shared with The Northwestern Mutual Life Insurance Company Group Annuity Separate Account.

                              PLAN OF DISTRIBUTION

         The selling security holders may, from time to time, sell the notes and the common stock covered by this prospectus directly to purchasers. Alternatively, the selling security holders may from time to time offer the securities through underwriters, broker-dealers or agents, who may receive compensation from the selling security holders and/or the purchasers of the securities in the form of underwriting discounts, concessions or commissions. The selling security holders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit of discounts, commissions, concessions or other compensation that they receive may be underwriting discounts and commissions under the Securities Act.

         Because the selling security holders may be"underwriters" within the meaning of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, or the Exchange Act, may apply to their sales in the market.

         The selling security holders may sell the notes and the common stock covered by this prospectus from time to time in one or more transactions

         o        at fixed prices,
         o        at prevailing market prices at the time of sale,
         o        at varying prices determined at the time of sale, or
         o        at negotiated prices.

         The selling security holders will determine the sale prices either themselves or in agreement with their underwriters and dealers. The selling security holders may sell the securities in transactions (which may involve crosses or block transactions):

         o on any national securities exchange or quotation service that lists or quotes the notes or the common stock at the time of sale,
         o        in the over-the-counter market,
         o in transactions other than on such exchanges or in the over-the-counter market, or
         o        through the writing of options.

         At the time a selling security holder offers securities, the selling security holder will distribute a supplement to this prospectus setting forth the aggregate amount and type of securities being offered and the terms of the offering, including;

         o the name or names of any underwriters, broker-dealers or agents,
         o        any discounts, commissions,
         o any other terms constituting compensation from the selling security holders, and
         o any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         To comply with the securities laws of some jurisdictions the selling security holder, will offer and sell the securities in those jurisdictions only through registered or licensed brokers or dealers. In addition, the selling security holders may not offer or sell the securities in some jurisdictions unless they have been registered or qualified for sale there or are exempt.

         Under the registration rights agreement we entered into with the initial purchasers of the notes, we will pay all expenses of the registration of the notes and the common stock including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws and the reasonable fees and expenses of counsel to the selling security holders. The selling security holders are responsible for all underwriting discounts and selling commissions, if any. We and the selling security holders will indemnify each other against a number of liabilities, including liabilities under the Securities Act, or will be entitled to contribution from the other in connection with those liabilities.

                      TRANSFER AGENT, REGISTRAR AND TRUSTEE

         The transfer agent and trustee for the notes is U.S. Bank Trust National Association, 180 East Fifth Street, St. Paul, Minnesota 55101. The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, LLC, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.

                              DESCRIPTION OF NOTES

         This prospectus describes the material terms and provisions of the notes. We issued the notes under an indenture between us and U.S. Bank Trust National Association, as trustee. The indenture is the legal document that governs the notes. The following statements are subject to the detailed provisions of the indenture, and we qualify these statements in their entirety by reference to the indenture, a copy of which we have filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this "Description of Notes" section, the terms "IVAX," "we," "us," "our," and "company" refer only to IVAX Corporation and not to any of our subsidiaries.

General

         The notes represent our unsecured general obligations. The notes are subordinate, or junior, in right of payment to some of our other obligations. The notes are convertible into shares of our common stock. We will pay interest on the notes on May 15 and November 15 of each year at the rate of 5.5% per year to the persons who are registered holders of notes at the close of business on the preceding May 1 or November 1, as the case may be. We will make the first interest payment on November 15, 2000. Interest payments on the notes are subject to exceptions if we redeem notes or repurchase the notes upon a change in control between a record date and the next interest payment date. The notes will mature on May 15, 2007. The notes are limited to $250,000,000 total principal amount. We may pay principal, premium, if any, and interest by check, and we may mail an interest check to a holder's registered address. Holders must surrender notes to the paying agent to collect principal payments.

         We issued the notes without coupons in denominations of $1,000 and whole multiples of $1,000. A holder may transfer or exchange notes in the manner provided for in the indenture. We will not impose any service charge for any transfer, exchange or conversion of the notes, except for any tax or other governmental charges that may be imposed on any of those transactions. The registrar for the notes need not transfer or exchange any notes selected for redemption. We may treat the registered holder of a note as its owner for all purposes.

         Initially, the trustee will act as registrar, paying agent and conversion agent for the notes. We may appoint an additional paying agent, registrar or conversion agent, or change any or all of them, without notice. We may act as registrar, paying agent and/or conversion agent if we so choose.

         The indenture does not contain any financial covenants or any restrictions on our ability to pay dividends or to repurchase our securities. The indenture does not require us to maintain any sinking fund or other reserves for the repayment of the notes.

Conversion

         Holders of notes can, at any time before the close of business May 15, 2007, the maturity date of the notes, convert their notes, or portions of their notes (if the portions are $1,000 or whole multiples of $1,000) into shares of our common stock. The conversion rate is initially 26.918 shares of common stock per $1,000 of principal amount of notes but will be adjusted in some circumstances. The initial conversion rate results in a conversion price of approximately $37.15 per share of common stock. We determined the conversion rate through arm's length negotiations with the initial purchasers of the notes, after considering the market price of our common stock at the time and the market for convertible notes, generally. Except as we describe below, the conversion rate for the notes will not adjust for dividends that we pay on any common stock issued on conversion. We will not issue fractional shares of common stock upon conversion of notes and instead will deliver a check for a cash payment instead of the fractional share. The cash payment will be based upon the market value of our common stock on the last trading day prior to the conversion date. In the case of notes that we call for redemption, the note holders' conversion rights will expire at the close of business on the date five business days prior to the redemption date. If any note holder exercises its repurchase right (as defined below), the holder's conversion right will terminate upon our receipt of the holder's written notice of its exercise of the repurchase right. We will not pay cash interest on any notes that a holder converts between a record date and the opening of business on the next interest payment date if we will redeem the note on a day during that period.

         We are not obligated to pay interest on a note that is converted, unless the conversion takes between a record date and the opening of business on the next interest payment date, place between a record date for the payment of interest and the next interest payment date, in which case we will pay interest on the next interest payment date to the registered holder of the note on the record date. If a holder converts a note between a record date and the next interest payment date, the holder must pay to us funds equal to the interest that we must pay the registered holder of the note on the interest payment date with respect to the principal amount of the note being converted, unless we will redeem the note on a date between the record date and the interest payment date or on the interest payment date. A note holder converting a note on an interest payment date need not pay us the interest on the principal amount of that note, and we will pay interest on the interest payment date to the registered holder of that note on the record date.

         The conversion rate for the notes will adjust upon the occurrence of several events, including:

         o our payment of a stock dividend or a stock distribution on our common stock;

         o our subdivision or combination of our common stock into a greater or smaller number of shares;

         o our reclassification of our common stock as a result of our issuance of any shares of our capital stock;

         o our distribution of rights or warrants to the holders of our common stock that entitle them for a period of 60 days or less to purchase shares of our common stock at a price less than the market price at that time; and

         o our distribution to the holders of our common stock of our assets or debt securities or any rights or warrants to purchase our assets or debt securities, which assets, debt securities, rights or warrants have a total fair market value on the date the distribution is declared that exceeds the "permitted dividend amount" described below.

         The "permitted dividend amount" means:

         o 10% of our market capitalization (the product obtained by multiplying the current market price of our common stock by the number of shares of our common stock then outstanding) minus

         o the total value of all dividends or distributions that we have made to the holders of our common stock within the preceding 12 months (excluding any distributions or dividends referred to in the first four bullet points above), except that for any distribution that we do not pay out of our retained earnings, the permitted dividend amount is zero, unless we pay the dividend out of our consolidated net income or in the form of shares of our common stock.

         The notes' conversion ratio does not adjust for our issuance of rights to purchase our common stock under any plans we have for reinvestment of dividends or interest, nor for a change in the par value of our common stock. If the notes become convertible into cash, no subsequent adjustment to the conversion ratio is required. We do not need to adjust the conversion ratio as a result of any event if the resulting change to the conversion ratio would not be at least 1%; however, we will carry forward any adjustment that we would otherwise be required to make and take it into account in any subsequent adjustment. We reserve the right to make increases in the conversion rate in addition to those required in the preceding provisions as we in our discretion shall determine to be advisable in order that stock-related distributions hereafter made by us to our stockholders shall not be taxable or for any other appropriate reason. Except as stated above, the conversion ratio will not adjust for our issuance of common stock or any securities convertible into or exchangeable for our common stock, or carrying the right to purchase our common stock or any securities convertible into or exchangeable for our common stock.

         If we reclassify our common stock or merge into, or transfer or lease substantially all of our assets to, another corporation, the not holders will be entitled after the event to convert their notes into the kind and amount of shares of capital stock, other securities, cash or other assets which they would have owned immediately after the event if they had converted their notes immediately before the effective date of the event.

         Adjustments in the number of shares issuable upon conversion may in some circumstances result in constructive distributions that could be taxable as dividends under the Internal Revenue Code of 1986, as amended, to holders of notes or to holders of common stock issued upon conversion of the notes.

Redemption

         We cannot redeem the notes prior to May 29, 2003.

Redemption at Our Option

         We may redeem the notes at our option, in whole or in part, at any time on or after May 29, 2003. To redeem the notes we must send a written notice to each holder of the notes that we wish to redeem. We must send the notice at least 30 and not more than 60 days before the redemption date. We will send the redemption notice to the holder's address appearing in the security register. The redemption price for the notes, expressed as a percentage of the principal amount to be redeemed, is as follows:

              Period Beginning                         Redemption Price
              ----------------                         ----------------
              May 29, 2003.........................        103.143%
              May 16, 2004.........................        102.357%
              May 16, 2005.........................        101.571%
              May 16, 2006.........................        100.786%

We will also pay accrued and unpaid interest to the redemption date.

         We do not provide any "sinking fund" for the notes, and the indenture does not require us to redeem the notes prior to their stated maturity.

Repurchase at Option of Holders upon Change in Control

         If we undergo a change in control (as defined below), each note holder shall have the right, at that holder's option, to require us to repurchase all or a portion of that holder's notes (in a minimum amount of $1,000 or any integral multiple of $1,000). We must repurchase the notes from the electing holders on the date that is 45 days after the date that we send the notice described in the next paragraph. We will repurchase the notes at a price equal to 100% of the principal amount of the holder's notes tendered for repurchase, plus accrued and unpaid interest to the repurchase date.

         Within 30 days after we experience a change in control, we must mail a notice of the change in control and the repurchase right to all holders of record of the notes. We will deliver a copy of our notice to the trustee, and we will cause a copy of our notice to be published in The New York Times and The Wall Street Journal or another newspaper of national circulation. To exercise the repurchase right, a note holder must, on or before the 30th day after the date of our notice, deliver an irrevocable written notice to us (or to an agent that we designate for this purpose) and to the trustee of the holder's exercise of its repurchase right together with the notes for which the holder is exercising its repurchase right, duly endorsed for transfer.

         A "change in control" means:

         o any person, entity or "group" within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act acquiring beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act of shares of our common stock sufficient to elect a majority of our directors, excluding, for this purpose,
                  o        us,
                  o        our subsidiaries,
                  o any employee benefit plan of us or our subsidiaries which acquires beneficial ownership of voting securities of us or
                  o any current affiliate of us whose beneficial ownership does not in the future exceed 45% of our outstanding common stock;

         o persons who, as of the date of the indenture, constituted our board of directors, or the incumbent board, cease for any reason to constitute at least a majority of our board of directors, provided that any person becoming a director subsequent to the date of the indenture whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the incumbent board shall be considered as though the person were a member of the incumbent board;

         o our stockholders' approve a reorganization, merger or consolidation, in each case, in which persons who were our stockholders immediately prior to the reorganization, merger or consolidation do not, immediately after the reorganization, merger or consolidation, beneficially own shares sufficient to elect a majority of directors of the reorganized, merged or consolidated company; or

         o our liquidation or dissolution (other than under the United States Bankruptcy Code) or the conveyance, transfer or leasing of all or substantially all of our assets to any person.

         Courts which have interpreted the phrase "all or substantially all" in various contexts have not given this phrase any numerical or other established meaning. In interpreting this phrase, courts make a subjective determination as to the portion of assets an entity conveys, considering factors such as the value of assets and the proportion of an entity's income derived from the assets. Because the meaning of the phrase "all or substantially all" is uncertain, it may be uncertain whether we have experienced a change in control and whether the holders of notes have the right to require us to repurchase their notes.

         The occurrence of a change in control might, under the terms of indebtedness we may incur from time to time, permit the lenders of that indebtedness to require us to prepay some or all amounts outstanding under our debt agreements. In the event of a change in control, our lenders could prevent us from purchasing any of the notes, absent a waiver or our payment in full of any amounts that we owe them. Our failure to repurchase the notes when required would result in an event of default under the notes whether or not our lenders permit the repurchase. The repurchase right could delay or deter a change in control, whether or not the board of directors supported it.

         If a change in control occurs, we cannot be sure that we will have sufficient funds or financing to repay any senior indebtedness which we are then required to repay or to repurchase any or all of the notes. If we offer to repurchase notes as a result of a change in control, we intend to comply with all applicable tender offer rules, including but not limited to Section 13(e) and 14(e) under the Exchange Act and Rules 13e-1 and 14e-1 under the Exchange Act.

Subordination of Notes

         If we make any distribution to our creditors in a liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, our payment of all amounts due on the notes (other than cash payments due upon conversion for any fractional shares) will, as provided in the indenture, be subordinated in right of payment to, or, in other words, paid only after, the prior payment in full of all of our senior indebtedness.

         We will not pay, directly or indirectly, any amount due on the notes (including any repurchase price upon the exercise of our repurchase right), or acquire any of the notes, in the following circumstances:

         o if any default in payment of principal, premium, if any, or interest on our senior indebtedness (as defined below) exists, unless and until we have cured the default or it has been waived or it has ceased to exist;

         o if any default, other than a default in payment of principal, premium, if any, or interest, has occurred under our senior indebtedness, and that default permits the holders of the senior indebtedness to accelerate its maturity, until the expiration of the "payment blockage period" described below unless and until we have cured the default, it has been waived or it has ceased to exist; or

         o if the maturity of senior indebtedness has been accelerated, until the senior indebtedness has been paid or we have cured the acceleration or it has been waived.

         A "payment blockage period" is a period of 183 days that begins on the date that we receive a written notice from any holder of senior indebtedness or that holder's representative, or from a trustee under an indenture under which we issued senior indebtedness, that an event of default under any senior indebtedness (other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness), which event of default permits the holders of the senior indebtedness to accelerate its maturity, has occurred and is continuing. However, if our lenders accelerate the maturity of the senior indebtedness, we cannot make any payments on the notes until that senior indebtedness has been paid or the acceleration has been cured or waived.

         The indenture defines senior indebtedness as all of our indebtedness (as defined below) outstanding at any time, except indebtedness that by its terms is subordinate in right of payment to the notes, or indebtedness that is not otherwise senior in right of payment to the notes. Senior indebtedness does not include our indebtedness to any of our subsidiaries.

         The indenture defines indebtedness with respect to any person as the principal of, and premium, if any, and interest on:

         o all indebtedness of the person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities sold by the person for money);

         o all obligations incurred by the person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by the person or another person) of any business, real property or other assets (except inventory and related items acquired in the ordinary course of the conduct of the acquiror's usual business);

         o guarantees by the person of indebtedness described in the first two bullet points of this paragraph of another person;

         o all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of the indebtedness, obligation or guarantee;

         o all reimbursement obligations of the person for letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

         o        all capital lease obligations of the person; and

         o all net obligations of the person under interest rate swap or similar agreements of the person.


The indenture does not restrict our creation of additional senior indebtedness, or our or any of our subsidiaries' creation of any indebtedness. As of September 30, 2000 we had approximately $47.4 million of consolidated indebtedness and other obligations effectively ranking senior to the notes.


         Because of the subordination provisions described above, if we become insolvent, we will pay funds to the holders of senior indebtedness as necessary to pay our senior indebtedness in full before we pay any funds to note holders. As a result of these payments, our general creditors may recover proportionately less than holders of our senior indebtedness and our general creditors may recover proportionately more than holders of notes or our other subordinated indebtedness.

Prohibition on Layering

         The indenture provides that we will not incur, create, issue, guarantee or otherwise become liable for any indebtedness that is both:

         o        subordinate in right of payment to any senior indebtedness;
                  and

         o        senior in any respect in right of payment to the notes.

Merger or Consolidation

         The indenture does not permit us to consolidate with, or merge into, or transfer or lease all or substantially all of our assets to, another person unless the other person is a corporation, limited liability company or other entity organized under the laws of the United States, any state of the United States or the District of Columbia and the person assumes by supplemental indenture all of our obligations under the notes and the indenture, and immediately after giving effect to the transaction, no default exists.

Defaults and Remedies

         An event of default includes the occurrence of any of the following:

         o our default for 30 days in payment of interest or liquidated damages on the notes;
         o our default in payment of principal at maturity, upon redemption or exercise of a repurchase right or otherwise;
         o our failure after 60 days' notice to comply with any of our other agreements in the indenture or the notes; and
         o        some events of bankruptcy or insolvency.

         If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the notes may declare all the notes to be due and payable immediately, except for defaults due to events of bankruptcy or insolvency in which case the total principal amount on the date of the acceleration notice shall automatically become immediately due and payable. The trustee may require indemnity satisfactory to it before it enforces the indenture or the notes. Subject to some limitations, holders of a majority in principal amount of the notes may direct the trustee in its exercise of any of its powers as trustee. The trustee may withhold from note holders notice of any default (except a default in payment of amounts due) if it determines that withholding notice is in their interests. Each year we must file an officers' statement with the trustee certifying that there are no defaults in fulfilling any of our obligations under the indenture.

Modifications of the Indenture

         We and the trustee may amend the indenture without notice to any note holder but with the written consent of the holders of a majority in principal amount of the outstanding notes. However, without the consent of each affected note holder, an amendment may not:

         o reduce the amount of notes whose holders must consent to an amendment;

         o reduce the rate or change the time for payment of interest on any note;

         o reduce the principal of or change the fixed maturity of any note (including, without limitation, the optional redemption provisions or the repurchase right);

         o make any note payable in money other than that stated in the note;

         o change the provisions of the indenture regarding the right of a majority of the note holders to waive defaults under the indenture or impair the right of a majority of the note holders to waive defaults under the indenture or impair the right of any note holder to institute suit for the enforcement of any payment of principal and interest on the notes on and after their respective due dates; or

         o make any change that adversely affects the rights to convert any note.

Additionally, with the consent of the trustee but without the consent of the holders of notes, we may amend or supplement the indenture to

         o        cure any ambiguity, omission, defect or inconsistency,

         o reflect any merger, consolidation or other transaction in which a supplemental indenture would be required,

         o        provide for certificated as well as uncertificated notes, or

         o make any change that does not adversely effect the rights of any holder.

Satisfaction and Discharge of Indenture

         The indenture will be discharged and canceled upon the satisfaction of enumerated conditions, including our payment of all the notes or our deposit with the trustee of funds sufficient for the payment or redemption within not more than six months prior to the maturity of the notes or within one year of redemption of all of the notes.

Reports to Holder of Notes

         We will regularly furnish to each holder of notes copies of the annual report of stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

Trustee and Transfer Agent

         The trustee and transfer agent for the notes is U.S. Bank Trust National Association.

Listing

         The notes trade on the PORTAL Market. Our common stock is listed on the American Stock Exchange under the trading symbol "IVX."

Book Entry Delivery and Form

         Upon the initial sales of notes by the selling security holders, each selling security holder must deliver a notice of the sale to the trustee and to us. The notice will, among other things:

         o identify the sale as a transfer under the registration statement of which this prospectus forms a part,

         o certify that the selling security holder has satisfied any prospectus delivery requirements under the Securities Act, and

         o certify that the selling security holder and the aggregate principal amount of notes owned by such holder are identified in the prospectus as required by the applicable rules and regulations under the Securities Act.

         Upon the initial transfer of notes under the registration statement of which this prospectus forms a part, we will isse the notes in the form of one or more global notes in fully registered form, without coupons in denominations of $1,000 principal amount and integral multiples of $1,000. We will deposit each global note with or on behalf of the Depository Trust Company, or DTC, and each global note will be registered in the name Cede & Co., as DTC's nominee. Except as we describe below, the holder of the global note may transfer record ownership of the global note, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         Only persons that have accounts with DTC, or participants, or persons that may hold interests through participants may own beneficial interests in the global note. Only the records maintained by the depository will reflect participants' ownership of beneficial interests in the global note and the transfer of that ownership interest. Only the records maintained by participants will reflect the ownership of beneficial interests in the global note by persons that hold through that participant and the transfer of that ownership interest through the participant. These requirements and procedures may impair the ability to transfer beneficial interests in the global note.

         We will pay all amounts due on notes represented by the global note to DTC or its nominee, as the case may be, as the sole holder of the global note for all purposes under the indenture. None of us, the trustee, any agent of ours or the trustee or the initial purchasers will have any responsibility or liability for any aspect of DTC's records relating to or payments it makes on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

         DTC has advised us that, upon their receipt of any payment on the global note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC. Standing instructions and customary practices will govern participant's payments to owners of beneficial interests in the global note as is now the case with securities held for customer accounts registered in "street name." Participants are solely responsible for these payments.

         The indenture does not permit any transfer of the global note except transfers of the global note as a whole:

         o        by DTC to one of its nominees,

         o        by a nominee of DTC to DTC or another of DTC's nominees or,

         o by DTC or its nominee to a successor of DTC or a nominee of the successor.

         If DTC is at any time unwilling or unable to continue as depository and we or DTC do not appoint a successor depository within 90 days, we will issue notes in definitive form in exchange for the global note. In either instance, an owner of a beneficial interest in the global note will be entitled to have us register in its name notes equal in principal amount to the beneficial interest and will be entitled to physical delivery of the notes in definitive form. We will issue any notes in definitive form in denominations of $1,000 and integral multiples of $1,000. We will issue those notes in registered form only, without coupons. We will pay amounts due on the notes, and the note holders may present their note for registration of transfer or exchange, at the offices of the trustee.

         So long as DTC, or its nominee, is the registered owner of the global note, we will consider DTC or its nominee, as the case may be, the sole holder of the notes represented by the global note for all purposes under the indenture and the notes, including receiving payment on the notes and receiving notices.

         Only the records that DTC and its participants maintain will evidence beneficial interests in notes and transfers of beneficial interests in the notes. DTC has appointed Cede & Co. as its nominee. Except as we described above, owners of beneficial interests in the global note will not be entitled to and will not be considered the holders of beneficial interests in the global note for any purposes under the indenture. Any person owning a beneficial interest in the global note must rely on the procedures of DTC, and, if any person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that DTC may grant proxies and otherwise authorize participants to give or to take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that, under existing industry practices, if we request any action of holders or that an owner of a beneficial interest in the global note desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take the action and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

         DTC has advised us that it is

         o a limited-purpose trust company organized under the laws of the State of New York,

         o        a member of the Federal Reserve System,

         o a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

         o        a "clearing agency" registered under the Exchange Act.

         DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in the securities through electronic book-entry changes in accounts of the participants, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

         Note holders may exchange the beneficial interests in the global note for beneficial interests in any other global security only in connection with a transfer of their beneficial interest in the global note. These transfers are subject to compliance with customary certification requirements which are described in the indenture.

         Any beneficial interest in the global note that a holder exchanges for an interest in any other global security will cease to be an interest in the global note and will become an interest in the other global security. After the exchange, the interest will be subject to all transfer restrictions and other procedures applicable to beneficial interests in the other global security for as long as it remains such an interest. If a holder exchanges a beneficial interest in the global note for a beneficial interest in any other global security the depository will effect the exchange by means of an instruction originated by the trustee through DTC's Deposit/Withdraw at Custodian system. For any such exchange, the registrar for the notes will make appropriate adjustments in its records to reflect a decrease in the principal amount of the global note and a corresponding increase in the principal amount of the other global security.

Payments of Principal and Interest

         The indenture requires that we make all payments in respect of the notes held in the name of DTC (including notes evidenced by the global securities) in same day funds. At our option, we may make payments in respect of the notes held in the name of holders other than DTC by check and mail to the holders of record as shown on the register for the notes.

Registration Rights; Liquidated Damages

         We and the initial purchasers of the notes entered into a Registration Rights Agreement. Under the Registration Rights Agreement, we agreed to file the registration statement of which this prospectus forms a part with the SEC and to use our best efforts to cause the SEC to declare it effective. Notwithstanding the foregoing, we will be permitted to prohibit offers and sales of the notes and common stock that we may issue upon the conversion of the notes under this prospectus under some circumstances and subject to enumerated conditions. A "suspension period" is any period during which we can prohibit offers and sales. We must only maintain the effectiveness of the registration statement until the earlier of:

         o the date on which such note or underlying share of common stock has been effectively registered under the Securities Act and disposed of, whether or not under the registration statement of which this prospectus forms a part, and

         o the date which is two years after the later of May 11, 2000 and the last date that we or any of our affiliates was the owner of such notes (or any predecessor to that note) or such shorter period of time as permitted by Rule 144(k) under the Securities Act or any successor provision.

         If the registration statement ceases to be effective (without us succeeding it immediately with an additional effective registration statement) or usable for the offer and sale of transfer restricted securities for a period of time (including any suspension period) which shall exceed 60 days in the aggregate in any 12-month period, we will pay liquidated damages to each selling security holder. The amount of liquidated damages that we must pay during any period in which a registration default shall have occurred and be continuing is an amount equal to one-quarter of one percent (25 basis points) per year per $1,000 principal amount and, if applicable, on an equivalent basis per share of common stock (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) constituting transfer restricted securities for each 90-day period until the registration statement again becomes effective or usable up to a maximum amount of liquidated damages of three-quarters of one percent (75 basis points) per year per $1,000 principal amount of notes and, if applicable, on an equivalent basis per share of common stock (subject to adjustment as described above) constituting transfer restricted securities. We will pay all accrued liquidated damages to record holders entitled to payment by wire transfer of immediately available funds or by federal funds check by us on each date on which interest is payable on the notes or, if no notes are outstanding, as provided in the Registration Rights Agreement. Following our cure of all registration defaults, liquidated damages will cease to accrue with respect to that registration default.

         We will use our best efforts to cause the shelf registration statement to be effective for a period of two years from its effective date or such shorter period that will terminate when each of the transfer restricted securities covered by the shelf registration statement ceases to be a transfer restricted security.

Governing Law

         The indenture and, except as may otherwise be required by mandatory provisions of law, the notes will be governed by and construed under the laws of the State of New York, without giving effect to its conflicts of laws principles.

                           DESCRIPTION OF COMMON STOCK

         We have the authority to issue 350,000,000 shares of common stock, par value $0.10 per share. Each share of common stock entitles its holder to one vote per share on all matters that we submit to a vote of our shareholders. The holders of common stock have equal, ratable rights to dividends from funds legally available for us to pay dividends, when, as and if declared by the board of directors, and are entitled to share ratably in all of the assets available for us to distribute to holders of common stock upon the liquidation, dissolution or winding-up of our affairs. Holders of common stock do not have preemptive, subscription or conversion rights. Our articles of incorporation do not include any redemption or sinking fund provisions. The outstanding shares of our common stock are fully paid and nonassessable. Our articles of incorporation do not provide for cumulative voting by shareholders. Our common stock is listed on the American Stock Exchange under the trading symbol "IVX."

                   DESCRIPTION OF COMMON STOCK PURCHASE RIGHTS

         On December 19, 1997, our Board of Directors declared a dividend of one common stock purchase right for each outstanding share of common stock. The dividend was payable as of December 29, 1997 to shareholders of record on that date. Each common stock purchase right entitles the registered holder to purchase from us one-half of a share of common stock at an exercise price of $15 per one-half of a share, subject to adjustments. The Rights Agreement between us and our rights agent describes, defines and provides the terms of the common stock purchase rights. The holders of common stock purchase rights may not exercise them, and we will not certificate them, until the distribution date. Until that time the common stock purchase rights trade automatically with the common stock. The common stock purchase rights will expire at the close of business on December 18, 2007, unless we redeem them earlier. The number of shares of common stock that we may issue upon exercise of the common stock purchase rights is subject to adjustment from time to time if we pay a stock dividend on, or subdivide or combine our common stock. The exercise price for the common stock purchase rights is subject to adjustment if we make extraordinary distributions of cash or other property to holders of our common stock. Until the holder of a common stock purchase right exercises its right, the holder of a common stock purchase right will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

Distribution Date

         Unless we redeem them earlier, the common stock purchase rights will become exercisable upon the close of business on the distribution date. The distribution date will be the earlier of:

         o the tenth day following a public announcement that a person or group of affiliated or associated persons, with some exceptions, has acquired beneficial ownership of 15% or more of our outstanding voting stock, (the person or group is referred to as an "acquiring person"), and

         o the tenth business day (or a later date as our board of directors may determine) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer, the completion of which would result in the ownership of 15% or more of our outstanding voting stock.

Effect of Triggering Event

         Unless we first redeem the common stock purchase rights if, after the time that a person becomes an acquiring person:

         o another entity acquires us in a merger or other business combination that results in the change or exchange of any shares of our common stock into or for other securities or assets, or

         o we sell or transfer more than 50% of our and our subsidiaries' (taken as a whole) assets or earning power in one or a series of related transactions.

The Rights Agreement provides that each holder of record of a common stock purchase right will from and after such date have the right to receive, upon payment of the exercise price, that number of shares of common stock of the acquiring company having a market value at the time of the transaction equal to two times the exercise price. In addition, unless we first redeem the common stock purchase rights, if a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of our voting stock, the Rights Agreement provides that each holder of record of a common stock purchase right, other than the acquiring person (whose common stock purchase rights will upon the event become null and void), will after the event have the right to receive, upon payment of the exercise price, that number of shares of our common stock having a market value at the time of the transaction equal to two times the exercise price. The Rights Agreement also grants our Board of Directors the option, after any person or group acquires beneficial ownership of 15% or more of the voting stock but before there has been a 50% acquisition, to exchange one share of common stock for each then valid common stock purchase right (which would exclude common stock purchase rights held by the acquiring person that have become void).

Redemption

         At any time on or prior to the close of business on the tenth day after a person has become an acquiring person (or a later date as a majority of our board of directors may determine), we may redeem the common stock purchase rights in whole, but not in part, at a price of $.01 per common stock purchase right. Immediately upon the effectiveness of the action authorizing our redemption of the common stock purchase rights, the right to exercise the common stock purchase rights will terminate, and the only right of the holders of the common stock purchase rights will be to receive the redemption price.

Amendment

         For as long as we can redeem the common stock purchase rights, we may amend the common stock purchase rights in any manner, including extending the time period in which we can redeem the common stock purchase rights, except that we can not change the redemption price or date of expiration of the common stock purchase rights. At any time when we cannot redeem the common stock purchase rights, we may amend the common stock purchase rights in any manner that does not materially adversely affect the interests of holders of the common stock purchase rights as holders of the common stock purchase rights.

Some Effects of the Rights

         The common stock purchase rights have anti-takeover effects. If we do not redeem them, the common stock purchase rights will cause substantial dilution to a person or group who attempts to acquire us on terms which our board of directors has not approved. The common stock purchase rights should not interfere with any merger or other business combination which our board of directors has approved because we may redeem them at $.01 per common stock purchase right at any time until the close of business on the tenth day (or a later date as described above) after a person or group has obtained beneficial ownership of 15% or more of our voting stock.

              MATERIAL PROVISIONS OF OUR ARTICLES OF INCORPORATION
                           AND BYLAWS AND FLORIDA LAW

         We are subject to several anti-takeover provisions under Florida law. We are subject to the "affiliated transactions" and "control-share acquisition" provisions of the Florida Business Corporation Act. These provisions require, subject to limited exceptions, that before we may consummate any "affiliated transaction," we must obtain the approval of:

         o the holders of two-thirds of our voting shares other than those beneficially owned by an "interested shareholder," or

         o        a majority of our disinterested directors.

         Additionally, under Florida law voting rights are generally conferred on "control shares" acquired in specified control share acquisitions only as permitted by a resolution that our shareholders approve, excluding holders of shares defined as "interested shares."

         Florida law presently limits the personal liability of a corporate director for monetary damages, except where the director:

         o        breaches his or her fiduciary duties, and

         o the breach constitutes or includes certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

         Our bylaws include an advance notice provision under which any shareholder wishing to make nominations for election to our Board of Directors at a meeting of the shareholders or to bring business before an annual meeting of our shareholders must give written notice to our corporate secretary, subject to some exceptions, not less than 60 days and not more than 90 days prior to the date of the meeting.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating to the notes. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that purchase notes at their original issuance at their issue price. This summary also deals only with holders that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code). This summary does not purport to deal with all aspects of United States federal income or estate taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S Corporations, insurance companies, broker-dealers, dealers or traders in securities or currencies, expatriates subject to Code Section 877 and taxpayers subject to the alternative minimum tax, and also does not discuss notes held as part of a hedge, straddle, "synthetic security" or other integrated investment composed of a note and one or more other investments, or situations in which the functional currency of the holder is not the United States dollar. Moreover, this summary does not discuss the effect of any applicable state, local or foreign tax laws. We have not sought any ruling from the Internal Revenue Service, or the Service, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service will agree with such statements and conclusions. THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

         The term "United States Holder" means a holder of a note that is, for United States federal income tax purposes:

         o        a citizen or resident of the United States,

         o a corporation created or organized under the laws of the United States or of any political subdivision of the United States,

         o an estate, the income of which is subject to United States federal income taxation regardless of source, or

         o a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable United States Treasury Regulations to treat such trust as a domestic trust.

The term "Non-United States Holder" means a holder of a note that is neither a United States Holder nor a partnership for United States federal income tax purposes.

         A partnership for United States federal income tax purposes is not subject to the income tax on income derived from holding the notes. A partner of the partnership may be subject to tax on such income under rules similar to the rules for United States Holders or Non-United States Holders depending on whether the partnership is a United States or a non-United States partnership, the partner is a United States or a non-United States person, and the partnership is or is not engaged in a United States trade or business to which income or gain from the notes is effectively connected.

United States Holders

Payment of Interest

         Interest on a note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, as required by such United States Holder's method of accounting for United States federal income tax purposes.

Market Discount and Acquisition Premium

         A United States Holder (other than a United States Holder who purchased the notes upon original issuance) may be considered to have acquired its notes with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. In this event, we advise you to consult your tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the notes. The gain on the disposition of a debt obligation acquired subsequent to its original issuance at a market discount generally is treated as ordinary income, not capital gain, up to the amount of the "accrued market discount" as that term is defined below. This rule is not applicable if the market discount at the time of acquisition of the debt obligation is small (less than 0.25 percent of the stated redemption price of the note multiplied by the number of complete years remaining to maturity). In the case of the notes, market discount would generally be the excess of:

         o        the issue price of the notes over

         o        the current holder's initial basis in the note.

         The accrued market discount would be the amount calculated by multiplying the market discount by a fraction:

         o the numerator of which is the number of days the holder has held the note, and

         o the denominator of which is the number of days after the holder's acquisition of the note up to and including the maturity date.

         If you acquired a note with an "acquisition premium," for instance, at a price in excess of its face amount, then this premium is generally amortizable by offsetting interest income, at your election, over the remaining term of the trust preferred security.

Sale, Exchange or Redemption of the Notes

         Upon the sale, exchange or redemption of a note, a United States Holder generally will recognize capital gain or loss equal to the difference between:

         o the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except if such amount is attributable to accrued and unpaid interest, which is treated as interest subject to the rules discussed above under "Payment of Interest") and

         o such holder's adjusted tax basis in the note. A United States Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the United States Holder's holding period in the note is more than one year at the time of sale, exchange or redemption.

Conversion of the Notes

         A United States Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received for a fractional share of common stock. Such holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted.

         Cash received for a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. The receipt of cash for a fractional share of common stock generally should result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

Dividends on the Common Stock

         The amount of any distribution by us in respect of the common stock (including any liquidated damages in respect of common stock as described above under "Description of Notes--Registration Rights") will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, up to the amount of our current or accumulated earnings and profits, then as a tax-free return of capital up to the amount of the holder's tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such stock, long-term or short-term depending on whether the holder's holding period exceeds one year.

         In general, a dividend distribution to a corporate United States Holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States Holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, nonconvertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

         If at any time (i) we make a distribution of cash or property to our stockholders or purchase common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of ours, but generally not stock dividends or rights to subscribe for common stock) and, under the antidilution provisions of the indenture, the conversion price of the notes is decreased, or (ii) the conversion price of the notes is decreased at our discretion, then such decrease in conversion price may be deemed to be the payment of a taxable dividend to United States Holders of notes (under Section 305 of the Code) up to the amount of our current or accumulated earnings and profits. Such holders of notes could therefore have taxable income as a result of an event as a result of which they received no cash or property.

Sale of Common Stock

         Upon the sale or exchange of common stock, a United States Holder generally will recognize capital gain or loss equal to the difference between:

         o the amount of cash and the fair market value of any property received upon the sale or exchange, and

         o        such holder's adjusted tax basis in the common stock.

Such capital gain or loss will be long-term if the United States Holder's holding period in the common stock is more than one year at the time of the sale or exchange. A United States Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "United States Holders--Conversion of the Notes."

Information Reporting and Backup Withholding Tax

         In general, the Service requires a payor to report certain information to the Service with respect to payments of principal, premium, if any, and interest on a note (including the payment of liquidated damages under the Registration Rights Agreement), payments of dividends on common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of common stock to certain noncorporate United States Holders. The payor will be required to withhold backup withholding tax at the rate of 31% if:

         o the payee fails to furnish a taxpayer identification number to the payor or establish an exemption from backup withholding,

         o the Service notifies the payor that the taxpayer identification number furnished by the payee is incorrect,

         o there has been a notified payee underreporting with respect to interest or dividends described in Section 3406(c) of the Code, or

         o there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Service.

Non-United States Holders

Payment of Interest

         Generally, interest income of a Non-United States Holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). However, interest we pay or any paying agent pays on a note to a Non-United States Holder will qualify for the "portfolio interest exemption" (provided we are not a "USRPHC" as defined below under "Non-United States Holders--FIRPTA Treatment of Non-United States Holders") and, subject to the discussion of backup withholding below, will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-United States Holder and provided that the Non-United States Holder:

         o does not actually or constructively own (under the conversion feature of the notes or otherwise) 10% or more of the combined voting power of all classes of our stock entitled to vote,

         o is not a controlled foreign corporation related to us actually or constructively through stock ownership,

         o is not a bank which acquired the notes in consideration for an extension of credit made under a loan agreement entered into in the ordinary course of business, and

         o either provides a Form W-8 (or a suitable substitute or successor form) signed under penalties of perjury that includes its name and address and certifies as to its Non-United States status in compliance with applicable law and regulations, or is a securities clearing organization, bank or other financial institution that holds customers' securities (including the note) in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form

                  W-8 (or a suitable substitute or successor form) has been received by it from the Non-United States Holder or qualifying intermediary and furnishes us or our agent with a copy of the statement.

         Treasury Regulations that become effective January 1, 2001 provide alternative methods for satisfying the certification requirement described in the fourth bullet point in the paragraph above. These Treasury Regulations also will require, in the case of notes held by a foreign partnership, that the partners rather than the foreign partnership (unless the foreign partnership agrees to become a "withholding foreign partnership") provide the certification described in the fourth bullet point in the paragraph above and that the partnership provide certain information, including a United States taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

         Unless an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-United States Holder. Effectively connected interest received by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or applicable successor form) to the payor.

Sale, Exchange or Redemption of the Notes

         Subject to the discussion below under "FIRPTA Treatment of Non-United States Holders," a Non-United States Holder of a note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the note (including the receipt of cash for fractional shares upon conversion of a note into common stock but not including any amount representing interest or accrued market discount) unless:

         o the gain is effectively connected with a United States trade or business of the Non-United States Holder, or

         o in the case of a Non-United States Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met.

Conversion of the Notes

         In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a note into common stock by a Non-United States Holder except with respect to the receipt of cash for fractional shares by Non-United States Holders upon conversion of a note where either of the conditions described above under "Non-United States Holders--Sale, Exchange or Redemption of the Notes" is satisfied.

Sale or Exchange of Common Stock

         Subject to the discussion below under "Non-United States Holders--FIRPTA Treatment of Non-United States Holders," a Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless either of the conditions described above under "Non-United States Holders--Sale, Exchange or Redemption of the Notes" is satisfied.

FIRPTA Treatment of Non-United States Holders

         Under the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, foreign persons generally are subject to United States federal income tax on capital gain realized on the disposition of any interest (other than solely as a creditor) in a corporation that is a United States real property holding corporation, or a USRPHC. For this purpose, a foreign person is defined as any holder who is a foreign corporation (other than certain foreign corporations that elect to be treated as domestic corporations), a nonresident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation is 50% or more of the aggregate fair market value of certain assets of the corporation.

         We do not currently believe that we are a USRPHC. If we are not a USRPHC, a Non-United States Holder will not be subject to United States federal income tax imposed by FIRPTA on a sale or other disposition of the notes or shares of common stock. If we are a USRPHC, a Non-United States Holder generally will not be subject to FIRPTA withholding on proceeds from a sale or other disposition of notes or common stock by reason of our USRPHC status unless the holder's interest in the notes or common stock exceeds the relevant threshold described below.

         Assuming the common stock is regularly traded, a Non-United States Holder will not be subject to FIRPTA withholding on a sale or other disposition of common stock unless such holder owns, actually or constructively, common stock with a fair market value in excess of 5% of the fair market value of all the common stock outstanding at any time during the shorter of the five-year period preceding such disposition or the holder's holding period. In the case of a sale or other disposition of notes, the relevant ownership threshold depends upon whether the notes are regularly traded. If the notes are not regularly traded, a Non-United States Holder will be subject to FIRPTA withholding only if on the date the holder acquired such notes they had a fair market value greater than 5% of the aggregate value of the outstanding common stock. If the notes are publicly traded, a holder will be subject to FIRPTA withholding only if such holder owned more than 5% of the total fair market value of all the notes outstanding at any time during the shorter of the five-year period preceding such disposition or the holder's holding period for such notes.

         We believe that the common stock will be treated as regularly traded.

Dividends


         Distributions by us with respect to the common stock that are treated as dividends paid (or deemed paid), as described above under "United States Holders--Dividends on the Common Stock," to a Non-United States Holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). Unless an applicable tax treaty otherwise provides, a Non-United States Holder will be taxed in the same manner as a United States Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder. If such Non-United States Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to United States withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or applicable successor form) to the payor.

         Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury Regulations that become effective for distributions after December 31, 2000, however, a Non-United States Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In addition, under these Treasury Regulations, in the case of common stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership (unless the partnership agrees to become a "withholding foreign partnership") and the partnership would be required to provide certain information, including a United States taxpayer identification number. These Treasury Regulations also provide look-through rules for tiered partnerships.

Death of a Non-United States Holder

         A note held by an individual who is a Non-United States Holder at the time of his or her death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such holder or beneficial owner did not at the time of death directly or indirectly, actually or constructively, own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such notes would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

         Common stock actually or beneficially held (other than through a foreign corporation) by a Non-United States Holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

Information Reporting and Backup Withholding Tax

         United States information reporting requirements and backup withholding tax will not apply to payments on a note to a Non-United States Holder if such holder duly provides the statement described in "Non-United States Holders--Payment of Interest," provided that the payor does not have actual knowledge that the holder is a United States person.

         Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note or any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker is:

         o        a United States person,

         o a foreign person that derives 50% of more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States,

         o a controlled foreign corporation for United States federal income tax purposes, or

         o after December 31, 2000, a foreign partnership more than 50% of the capital or profits of which is owned by one or more United States persons or which engages in a United States trade or business.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in the four bullet points of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the statement described in "Non-United States Holders--Payment of Interest" or otherwise establishes an exemption.

         If paid to an address outside the United States, dividends on common stock held by a Non-United States Holder will generally not be subject to the information reporting and backup withholding requirements described in this section, provided that the payor does not have actual knowledge that the holder is a United States person. However, under the Treasury Regulations effective with respect to payments made after December 31, 2000, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. For more information, see the discussion above with respect to rules applicable to foreign partnerships under the Treasury Regulations that become effective on January 1, 2001.

                                  LEGAL MATTERS

         Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., of Miami, Florida, will issue an opinion for us about a number of legal matters regarding the notes, the common stock, and the common stock purchase rights.

                                     EXPERTS

         Our consolidated balance sheets as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as and for the periods indicated in their report with respect to those financial statements and have been included in this prospectus in reliance upon the authority of the firm as experts in accounting and auditing in giving such reports.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses of IVAX Corporation (the "Registrant") in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimated except for the Securities and Exchange Commission registration fee.

SEC Registration Fee...............................................$ 66,000
AMEX Listing Fee...................................................$ 17,500
Legal Fees and Expenses............................................$ 75,000
Accounting Fees and Expenses.......................................$ 25,000
Printing Expenses .................................................$  5,000
Miscellaneous Expenses.............................................$  1,500
                                                                   --------

         TOTAL FEES AND EXPENSES...................................$190,000
                                                                   ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director"s breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.

         Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which court shall deem proper. Section 607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

         Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.


         The Registrant's bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.


         The Registrant has entered into indemnification agreements with each of its officers and directors. The indemnification agreements generally provide that the Registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Registrant (derivative suits) where the individual"s involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. The agreements provide a number of procedures and presumptions used to determined the officer"s or director"s right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.


         The Registrant's directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

ITEM 16. EXHIBITS

         The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:


         Exhibits                           Description
         --------                           -----------

            4.1* Indenture, dated as of May 12, 2000, between the Registrant and U.S. Bank Trust, National Association, as Trustee.

            4.2* Form of 5.5% Convertible Senior Subordinated Notes due 2007 in Global Form (included as Exhibit A to
                           Exhibit 4.1).

            4.3* Registration Rights Agreement dated as of May 12, 2000 by and between the Registrant and UBS Warburg L.L.C. and ING Barings L.L.C.

            4.4* Rights Agreement dated December 19, 1997, between the Registrant and ChaseMellon Shareholder Services, L.L.C. with respect to the IVAX Corporation Shareholder Rights Plan (incorporated by reference to exhibit 4.3 to IVAX Corporation"s Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 30, 2000).

            5* Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.

            12 Statement regarding Computation of Ratio of Earnings to Fixed Charges.

            23.1           Consent of Arthur Andersen LLP.

            23.2* Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5).

            24*            Power of Attorney.

            25* Form T-1: Statement of Eligibility of U.S. Bank Trust National Association to act as trustee under the Indenture.

         *  Previously filed.


ITEM 17. UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any Prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 % change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  Provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (d) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the "Act") in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 7th day of November, 2000.

                                           IVAX CORPORATION

                                           By: /s/Phillip Frost, M.D.
                                               --------------------------------
                                               Phillip Frost, M.D.
                                               Chairman of the Board and Chief
                                               Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated.

SIGNATURE                                   TITLE                               DATE
---------                                   -----                               ----

/s/Phillip Frost, M.D.                      Chairman of the Board, Chief        November 7, 2000
------------------------------------        Executive Officer
Phillip Frost, M.D.                         (Principal Executive Officer)
                                            and Director

/s/Thomas E. Beier                          Senior Vice President - Finance     November 7, 2000
------------------------------------        and Chief Financial Officer
Thomas E. Beier                             (Principal Financial Officer)


/s/Thomas E. McClary                        Vice President - Accounting         November 7, 2000
---------------------------                 (Principal Accounting Officer)
Thomas E. McClary


*                                           Director                            November 7, 2000
------------------------------------
Mark Andrews


*                                           Director                            November 7, 2000
------------------------------------
Ernest Biekert, Ph.D.


*                                           Director                            November 7, 2000
------------------------------------
Charles M. Fernandez

SIGNATURE                                   TITLE                               DATE
---------                                   -----                               ----



*                                           Director                            November 7, 2000
------------------------------------
Jack Fishman, Ph.D.


*                                           Director, President and             November 7, 2000
------------------------------------        Vice Chairman of the Board
Neil Flanzraich



*                                           Director, Vice-Chairman of          November 7, 2000
------------------------------------        the Board, Chief Technical Officer
Jane Hsiao, Ph.D.


------------------------------------        Director and Deputy Chief
Isaac Kaye                                  Executive Officer


*  By:    /s/Thomas E. Beier
      ------------------------------
          Attorney-in-fact

                                INDEX TO EXHIBITS


         Exhibits          Description
         --------          -----------

         12 Statement Regarding Computation of Ratio of Earnings to Fixed Charges

         23.1              Consent of Arthur Andersen LLP.